SembCorp Industries

07024572

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

1 June 2007

RECEIVED
2007 JUN 19 A 9:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
JUN 21 2007
THOMSON FINANCIAL

Kwong Sook May
Company Secretary

Encs

C:jesstan/MasnetAnn/SECltr

SembCorp Industries

Co Regn No: 199802418D

PRESS RELEASE

SEMBCORP ENTERS NORTHEAST CHINA WITH INDUSTRIAL WATER SUPPLY JOINT VENTURE

June 1, 2007 – SembCorp Utilities (SembUtilities), a wholly-owned subsidiary of SembCorp Industries, announces that it has entered into a joint venture agreement to acquire, expand, own and operate an industrial water supply network at Shenyang Xihe Economic Development Area (SXEDA) in Liaoning Province, China.

SembUtilities will hold a 50% stake in the joint venture, SembCorp Shenyang Xihe Water Company, which will have a total investment cost of RMB 75.3 million (equivalent to S$15 million). The remaining 50% stake will be held by Shenyang Xihe State-owned Assets Operation Company (SXSAOC).

The project involves the acquisition and expansion of an existing industrial water supply network covering 9 square kilometres in two industrial parks within SXEDA. The expansion of the industrial water supply network will be implemented in phases, in tandem with the growth of customer demand. The network will have the capacity to supply 50,000 cubic metres of industrial water per day. A new economic development area, SXEDA is in its first phase of development and has a total planned area of 356 square kilometres.

Under the agreement, the joint venture will have 50 years' concession right to supply industrial water through the network to customers in SXEDA. In the initial period, the industrial water will be purchased from a nearby plant owned by the government. The joint venture also has exclusive rights to develop new industrial water facilities as well as provide wastewater treatment to the economic development area.

This investment marks SembUtilities' first in Northeast China. The company has established several utilities operations in industrial parks along the Yangtze River Delta region, including Shanghai, Nanjing and Zhangjiagang, as well as an industrial wastewater treatment plant in Tianjin Lingang Industrial Area.

With this project, SembUtilities' combined industrial water capacity in operation and under construction in China would be 237,500 cubic metres per day comprising 150,000 cubic metres per day of industrial water treatment and 87,500 cubic metres per day of wastewater treatment.

Dr Jeffrey Chen, CEO of SembUtilities' China headquarters, comments: "SembUtilities has excellent expertise and experience in managing industrial water and wastewater services. Our track record in Singapore's Jurong Island and in China's Zhangjiagang Free Trade Zone and Nanjing Chemical Industrial Park shows that we are capable of meeting the stringent requirements of international industrial companies. Together with our partner, we are therefore confident that the joint venture is well positioned to offer competitive industrial water supply service to the customers in SXEDA."

Says Mr Tang Kin Fei, SembCorp Industries Group President & CEO: "Having developed our presence in the eastern China market, it is opportune for SembCorp to establish a new beachhead in Northeast China. Shenyang is the heart of the economy of the Northeast, and with this investment, we will be in an even better position to seize growth opportunities for Utilities and other business units of SembCorp Group in SXEDA and Northeast China."

The joint venture agreement was signed today as part of a business mission trip to Liaoning Province led by Minister for Education, Tharman Shanmugaratnam. On June 2, SembUtilities will also be signing a Letter Of Intent with three other partners to explore the possibility of developing a power plant project on Changxing Island off Dalian, the coastal city of Liaoning Province.

This investment does not have a material impact on the earnings per share and net tangible asset per share of SembCorp Industries for the financial year ending December 31, 2007.

- E N D -

Analysts and media, please contact:

NG Lay San
DID: +65 6723 3150
Email: laysan@sembcorp.com.sg

GOH Wan Cheng
DID: +65 6723 3153
Email: goh.wancheng@sembcorp.com.sg

About SembCorp Utilities

SembCorp Utilities is a leading centralised utilities and energy provider, offering process industry MNCs a range of fully integrated industrial site services, including natural gas, power, steam, cooling water, high grade industrial water, wastewater treatment and chemical waste incineration. It is a wholly-owned subsidiary of SembCorp Industries, a leading utilities and marine group in Asia.

SembCorp Utilities has facilities serving chemical hubs in Singapore and the United Kingdom and its coverage expands to countries such as China, Vietnam and the United Arab Emirates. In China, the company is replicating its cogeneration and centralised utilities capabilities in major chemical industrial parks in Shanghai, Nanjing, Zhangjiagang and Tianjin.

About Shenyang Xihe Economic Development Area (SXEDA)

Shenyang, the capital of Liaoning Province, is the heart of the economy of Northeast China. The Shenyang Xihe Economic Development Area (SXEDA) is located 20 kilometres from downtown Shenyang and has a total planned area of 356 square kilometres. A new provincial level development approved on September 16, 2006, SXEDA has been identified as one of the most important economic development zones in Northeast China.

There are three industrial parks in SXEDA: Chemical Industrial Park (30 square kilometres), Machinery Equipment Industrial Park (5 square kilometres) and Metallurgical Industrial Park (93.5 square kilometres). To complement the industrial development, there will also be commercial and residential development as well as a university town. To date, 4 square kilometres of the Chemical Industrial Park and 5 square kilometres of the Machinery Equipment Industrial Park comprising the first stage of development have been developed.

In view of the rapid development of Shenyang city, all chemical industries presently located in the downtown districts have been directed to relocate to SXEDA Chemical Industrial Park. Two hundred and thirty-six chemical companies will be affected by this mandate. It is expected that the wave of relocation will begin this year, with the peak to reach in 2009.

END